中信泰富有限公司
**BY COURIER**
==========

Exemption No. 82-5232

03 DEC 29 AM 7:21

CITIC PACIFIC

Date : 19th December, 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

03045543

SUPPL

Dear Sirs,

**Re: CITIC Pacific Limited ("the Company")**

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since November 20, 2003 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.



Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

dlw 1/8

Alice Tso
Company Secretary

Encl.
*AT/wy/LTR-2196*

**CITIC Pacific Ltd** 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Annexure

CITIC Pacific Limited

List of Information that the Company since November 20, 2003 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Press Announcement regarding the establishment of a PRC joint venture 無錫太湖抽水蓄能電力有限公司 (Wuxi Taihu Lake Pumped Storage Power Co., Ltd.)
   Date : November 28, 2003
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Monthly Return on Movement of Listed Equity Securities
   Date : December 4, 2003
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

CITIC PACIFIC

# CITIC Pacific Limited
# 中信泰富有限公司

*(Incorporated in Hong Kong with limited liability)*

## CONNECTED TRANSACTION

## ESTABLISHMENT OF A PRC JOINT VENTURE
## 無錫太湖抽水蓄能電力有限公司

The Directors of CITIC Pacific announce that on 28 November, 2003, Sunspark (a wholly owned subsidiary of CITIC Pacific) and Wuxi Power entered into the Joint Venture Contract and the Articles of Association for the establishment of the New JV, a new joint venture company. Upon its establishment, the New JV will be owned as to 70% by Sunspark and 30% by Wuxi Power.

Wuxi Power's holding company is a substantial shareholder of certain subsidiaries of CITIC Pacific, and therefore Wuxi Power is a connected person (as defined in the Listing Rules) of CITIC Pacific. Accordingly, the establishment of the New JV constitutes a connected transaction of CITIC Pacific under the Listing Rules.

The total investment and the registered capital of the New JV amount to US$28,000,000 (approximately HK$218,400,000) and US$20,000,000 (approximately HK$156,000,000) respectively. The value of the connected transaction represents more than 0.03% but less than 3% of CITIC Pacific's consolidated net asset value as at 31 December, 2002. Details of the joint venture arrangement will be included in the 2003 annual report of the Company.

### JOINT VENTURE CONTRACT AND ARTICLES OF ASSOCIATION FOR THE NEW JV

| | |
|---|---|
| Date: | 28 November, 2003 |
| Parties: | (1) Sunspark, a wholly owned subsidiary of CITIC Pacific; and<br>(2) Wuxi Power, a connected person of CITIC Pacific. |
| Business: | To engage in the construction of pumped storage hydraulic power plant in Ma Shan, Wuxi, Jiangsu in the PRC. |
| Total Investment: | US$28,000,000 (approximately HK$218,400,000) |
| Registered Capital: | US$20,000,000 (approximately HK$156,000,000) of which 70% will be contributed by Sunspark and 30% by Wuxi Power. The capital contribution of Sunspark will be made in US$ and will be funded by internal resources of the Company. The capital contribution of Wuxi Power will be made in RMB (based on the PRC official exchange rate of RMB to US$) and will be funded out of its own internal resources. |
| Term: | 40 years from the date of issue of the business licence of the New JV. Such term may be extended by unanimous consent from the parties to the New JV with approval from the relevant PRC authorities. |
| Board of directors: | The board of directors of the New JV will consist of five directors. Sunspark and Wuxi Power will nominate three directors and two directors to the board respectively. The chairman of the board will be appointed by Sunspark. |

The shareholding structure upon the establishment of the New JV is as follows:–


CITIC Pacific
Wuxi Power
100%
30%
Sunspark
70%
New JV

The terms of the Joint Venture Contract and the Articles of Association have been arrived at after arm's length negotiations. Pursuant to the Joint Venture Contract and the Articles of Association, the profit-sharing arrangement will be in proportion of the respective contribution in the registered capital of the New JV by each party. The New JV will not be consolidated into the Company's accounts upon its establishment and the equity method will be adopted.

### Conditions

The Joint Venture Contract and the Articles of Association are conditional upon all necessary approvals from the relevant PRC authorities having been obtained.

### CONNECTED TRANSACTION

Wuxi Power's holding company is a substantial shareholder of certain subsidiaries of CITIC Pacific, and therefore Wuxi Power is a connected person (as defined in the Listing Rules) of CITIC Pacific. Accordingly, the establishment of the New JV constitutes a connected transaction of CITIC Pacific under the Listing Rules.

The total investment and the registered capital of the New JV amount to US$28,000,000 (approximately HK$218,400,000) and US$20,000,000 (approximately HK$156,000,000) respectively. The value of the connected transaction represents more than 0.03% but less than 3% of CITIC Pacific's consolidated net asset value as at 31 December, 2002. Details of the joint venture arrangement will be included in the 2003 annual report of the Company.

### REASONS FOR THE JOINT VENTURE FOR THE NEW JV

The Company's long term objective remains to develop a large diversified business focusing on infrastructure which includes, among others, power generation. The formation of the New JV provides an opportunity for the Group to further expand its power business in the PRC.

The Directors (including the independent non-executive directors) consider that the terms of the Joint Venture Contract and the Articles of Association are normal commercial terms and are fair and reasonable and in the interests of CITIC Pacific and all the shareholders as a whole.

**Term used in this announcement:**

| | |
|---|---|
| "Articles of Association" | the articles of association entered into on 28 November, 2003 between Sunspark and Wuxi Power |
| "Board" | the board of directors of the Company |
| "Company" or "CITIC Pacific" | CITIC Pacific Limited |
| "Directors" | the directors of the Company |
| "Group" | the Company and its subsidiaries |
| "HK$" | Hong Kong dollars, the lawful currency of Hong Kong |
| "Joint Venture Contract" | the joint venture contract entered into on 28 November, 2003 between Sunspark and Wuxi Power |
| "Listing Rules" | the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited |
| "New JV" | 無錫太湖抽水蓄能電力有限公司 (Wuxi Taihu Lake Pumped Storage Power Co., Ltd.), the joint venture company which will be owned as to 70% by Sunspark and 30% by Wuxi Power pursuant to the Joint Venture Contract and the Articles of Association |
| "PRC" | the People's Republic of China |
| "RMB" | Renminbi, the lawful currency of the PRC |
| "Sunspark" | Sunspark Power Investment Company Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of CITIC Pacific |
| "US$" | United States dollars, the lawful currency of the United States of America |
| "Wuxi Power" | 無錫市地方電力公司, a company established under the laws of the PRC and a subsidiary of 無錫市國聯發展(集團)有限公司 being a substantial shareholder of certain subsidiaries of CITIC Pacific |

*Unless otherwise stated, the exchange rates of US$ to HK$ and RMB to HK$ quoted in this announcement adopt the following rates respectively:*

*US$1 equivalent to HK$7.8 and*
*RMB1 equivalent to HK$0.943*

By Order of the Board
**Alice Tso Mun Wai**
*Secretary*

Hong Kong, 28 November, 2003

FORM I

# Monthly Return On Movement of Listed Equity Securities
## For the month ended 30th November, 2003

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai — Tel No.: 2820-2111
(Name of Responsible Official)

Date : 4th December, 2003

**(A) Information on Types of Listed Equity Securities :**
(please tick wherever applicable)

1. Ordinary shares : 2. Preference shares :

√ 3. Other classes of shares : please specify : shares

4. Warrants : please specify :

**(B) Movement in Authorised Share Capital:**

| | No. of ~~ordinary~~ shares/ ~~Preference shares/~~ ~~other classes of shares~~ | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month | 3,000,000,000 | 0.40 | 1,200,000,000 |
| Increase/(Decrease) (EGM approval date): ( ) | --- | -- | --- |
| Balance at close of the month | 3,000,000,000 | 0.40 | 1,200,000,000 |

**(C) Movement in Issued Share Capital:**

| | No. of ~~Ordinary~~ shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 2,188,460,160 | -- | --- |
| Increase/(Decrease) during the month | --- | -- | --- |
| Balance at close of the month : | 2,188,460,160 | -- | --- |

**(D) Details of Movement :**
* please delete and insert 'N/A' wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS* Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| 1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 18.20 | 11,550,000 | -- | -- | -- | 11,550,000 | Nil |
| 2. ______ Exercise price: HK$ ______ | | | | | | |
| WARRANTS* Date of Expiry N/A | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1. ______ Subscription price: HK$ ______ | | | | | | |
| 2. ______ Subscription price: HK$ ______ | | | | | | |
| CONVERTIBLES* Class N/A | Units | Converted (Units) | | | Units | |
| ______ Convertible price: HK$ ______ | | | | | | |
| OTHER ISSUES OF SHARES* N/A | | | | | | |
| Rights Issue | Price : | Issue and allotment Date : | | | | |
| Placing | Price : | Issue and allotment Date: | | | | |
| Bonus Issue | | Issue and allotment Date: | | | | |
| Scrip Dividend | | Issue and allotment Date : | | | | |
| Repurchase of share | | Cancellation Date : | | | | |
| Redemption of share | | Redemption Date : | | | | |
| Consideration issue | Price: | Issue and allotment Date : | | | | |
| Others (please specify) | Price: | Issue and allotment Date : | | | | |

Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: Nil

Remarks : ______

Authorised Signatory:

Name: Alice Tso Mun Wai
Title: Company Secretary

**Note:**
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.